AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

21 March 2007

07022406

SUPPL

RECEIVED
2007 APR -9 A 10: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 March 2007, Re: Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB Group ("ACB Scheme") - Proposed Variation to : 1.1) Redemption Date of the Zero-Coupon Redeemable Secured RM Denominated Bonds; and 1.2) Repayment Date of the Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 20/03/2007 18:00:50
Reference No AA-070320-6FFB9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB GROUP ("ACB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS").

* **Contents :-**

Reference is made to the announcements by ACB on 20 November 2006, 15 December 2006 and 24 January 2007 in relation to the proposed variation to the redemption/repayment date for the Bonds/SPV Debts on 31 December 2006 ("Proposed Variation").

The Board of Directors of ACB wishes to announce that ACB had on 19 March 2007, received the approval of the Securities Commission *vide* its letter dated 16 March 2007, being the last of the approvals to be obtained for the Proposed Variation.

For further details on the Proposed Variation, shareholders and potential investors are advised to refer to ACB's announcement made on 20 November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

20 MAR 2007

END